Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Reverse Convertibles Linked to Market Vectors Gold Miners ETF®	$187,000	$13.33

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated June 16, 2009)

UBS AG Reverse Convertibles

 Investment Description

UBS AG Reverse Convertibles (the “Notes”) are senior, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the shares of Market Vectors Gold Miners ETF® (the ‘‘underlying equity’’). The underlying equity is an exchange traded fund designed and intended to track the performance of the NYSE Arca Gold Miners Index by investing its assets in a portfolio of securities that generally replicates the NYSE Arca Gold Miners Index. The prospectus related to the underlying equity, dated May 1, 2009 is attached to this free writing prospectus as Annex A for your review. The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying equity at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive shares of the underlying equity at maturity for each Note held that are worth less than your principal. At maturity, you will receive a number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the specified initial price of the underlying equity (the “share delivery amount”) for each of your Notes if both of the following are true: (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying equity. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of UBS.

Features

❑	Income: Regardless of the performance of the underlying equity, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the underlying equity will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying equity. You will not participate in any appreciation of the underlying equity during the observation period.

❑

Contingent Protection Feature: If you hold the Notes to maturity you will receive 100% of your principal, subject to the creditworthiness of UBS AG, unless both of the following are true: (i) the underlying equity closes below the trigger price on any day during the observation period and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. In such case, you will receive the share delivery amount for each of your Notes, which will in all likelihood be worth less than your principal or may have no value at all.

Key Dates

Trade Date*	March 12, 2010
Settlement Date*	March 19, 2010
Final Valuation Date**	September 13, 2010
Maturity Date**	September 20, 2010

*	We expect to deliver each offering of the Notes against payment on or about the fifth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that each Note initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
**	Subject to postponement in the event of a market disruption event, as described in the Reverse Convertibles product supplement.

 Note Offering

Underlying Equity	Coupon Rate per Annum*	Initial Price	Trigger Price	Share Delivery Amount**	CUSIP/ ISIN	Aggregate Principal Amount
Market Vectors Gold Miners ETF®	10.25%	$44.99	$35.99, which is 80% of Initial Price	22.2272	902674AS9 /US902674AS91	$187,000
*	Paid monthly in arrears in six installments.
**	If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date. The share delivery amount, initial price and trigger price are subject to adjustments in the case of certain corporate events described in the accompanying Reverse Convertibles product supplement under “General Terms of the Notes — Antidilution Adjustments.”

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Reverse Convertibles product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes do not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying equity, they will in all likelihood be worth less than your principal or may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying Reverse Convertibles product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Market Vectors Gold Miners ETF®	$187,000	100%	$4,207.50	2.25%	$182,792.50	97.75%

UBS Securities LLC	UBS Investment Bank

Pricing Supplement dated March 12, 2010

 Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Reverse Convertibles product supplement dated June 16, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000119312509131572/d424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Reverse Convertible Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “Reverse Convertibles product supplement” mean the UBS product supplement, dated June 16, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Final Terms for the Offering of the Notes

Issuer	UBS AG, London Branch
Principal Amount per Note	$1,000
Term	6 months
Coupon Payment[1]	Coupon paid monthly in arrears in six installments based on the coupon rate per annum, regardless of the performance of the underlying equity.
Coupon Payment Dates	Monthly; on the 19th calendar day of April, May, June, July, August and September commencing on April 19, 2010 and ending on the Maturity Date, in accordance with the business day convention.
Trigger Price	A percentage of the initial price of the underlying equity, as specified on the cover of this pricing supplement.
Share Delivery Amount[2]	A number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the initial price of the underlying equity.
Payment at Maturity (per Note)

➢     We will pay you an amount in cash equal to your principal amount at maturity if either: (i) the closing price of the applicable underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the applicable underlying equity on the final valuation date is equal to or greater than the initial price.[3]

➢     We will deliver to you the share delivery amount (and, if applicable, cash in lieu of fractional shares) at maturity for each Note you own if both of the following are true: (i) the closing price of the applicable underlying equity falls below the trigger price on any trading day during the observation period, and (ii) the closing price of the applicable underlying equity on the final valuation date is less than the initial price.

The principal protection feature on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.

Closing Price	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading.
Initial Price	The closing price on the trade date of the underlying equity on the principal national securities exchange on which it is listed for trading.
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.
Business Day Convention	Modified following, unadjusted. Meaning that any payment required to be made on any coupon payment date that is not a business day will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case it will be made on the first preceding business day, with the same effect as if paid on the original due date.
Business Day	Each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Determining Payment at Maturity for the Offering of the Notes

You will receive the share delivery amount (and, if applicable, cash in lieu of fractional shares) for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying Reverse Convertibles product supplement and this pricing supplement).

♦	If the market price of the underlying equity on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

The principal protection feature on your Notes is contingent. If the final price of the underlying equity is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

[1]	Coupon payments will be determined on a 30/360 calendar day convention.

[2]

If you receive the share delivery at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

[3]	The contingent protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

 Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You seek exposure to the gold and silver ore mining industry.

♦

You are willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.

♦	You believe the market price of the underlying equity is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is not likely to fall below the trigger price at any time during the observation period.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying equity.

♦	You are willing to accept the risk of fluctuations in the market price of the underlying equity.

♦	You are willing to invest in the Note based on the stated coupon rate.

♦	You are willing to hold the Notes to maturity, a term of 6 months, and accept that there may be little or no secondary market for the Notes.

♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You do not seek exposure to the gold and silver ore mining industry.

♦	You are not willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is likely to fall below the trigger price during the observation period.

♦	You are not willing to accept the risks of owning equities in general and the underlying equity in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are unable or unwilling to hold the Notes to maturity, a term of 6 months.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the ‘‘Key Risks’’ beginning on page 6 of this pricing supplement for risks related to an investment in the Notes.

 What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equities	Coupon Rate per Annum	Interest on Debt Component per Annum	Put Option Component per Annum
Market Vectors Gold Miners ETF®	10.25%	0.24%	10.01%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Furthermore, it is not possible to determine what guidance or legislation will ultimately be issued or adopted, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor.

 Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to the offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning of page PS-11 of the Reverse Convertibles product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦

Risk of loss of contingent protection — Your principal will be protected only if the Notes are held until maturity and either of the following is true: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price. If the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying equity. Greater expected volatility with respect to a Note’s underlying equity reflects a higher expectation as of the trade date that such equity could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. An equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant or total loss of principal.

♦

Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

The amount you receive on the Notes at maturity will generally not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the underlying equity, you will generally not participate in any appreciation in the price of the underlying equity. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying equity is less than the trigger price on at least one day during the observation period, (2) the closing price of the underlying equity is less than the initial price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (3) the market price of the underlying equity recovers during the short period between the final valuation date and the maturity date such that the market price of the underlying equity on the maturity date is greater than the initial price. Such an increase in price is not likely to occur.

♦

Single ETF risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose common shares or American depositary receipts make up the components of the NYSE Arca Gold Miners Index.

♦

Since its inception, the underlying equity has experienced periods of significant volatility — If the underlying equity continues to experience significant volatility, the likelihood increases that either (i) the closing price will fall below the trigger price during the observation period and (ii) the closing price on the final valuation date is less than the initial price, eliminating the contingent protection and exposing you to the loss of some or all of your principal.

♦

The value of the underlying equity may not completely track the value of the shares of the securities in which the underlying equity invests — Although the trading characteristics and valuations of the underlying equity will usually mirror the characteristics and valuations of the shares of the securities in which the underlying equity invests, the value of the underlying equity may not completely track the value of the shares of the securities in which the underlying equity invests. The value of the underlying equity will reflect transaction costs and fees that the shares of the securities in which the underlying equity invests do not have. In addition, although the underlying equity may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the underlying equity or that there will be liquidity in the trading market.

♦

Fluctuation of NAV — The net asset value (the “NAV”) of the underlying equity may fluctuate with changes in the market value of the underlying equity’s securities holdings. The market price of the underlying equity may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one share of the underlying equity may differ from its NAV per share; shares of the underlying equity may trade at, above or below their NAV per share.

♦

Failure of the underlying equity to track the level of the NYSE Arca Gold Miners Index — While the shares of the underlying equity are designed and intended to track the level of the NYSE Arca Gold Miners Index, various factors, including fees and other transaction costs, will prevent the shares of the underlying equity from correlating exactly with changes in the level of the NYSE Arca Gold Miners Index. Accordingly, the performance of the underlying equity will not be equal to the performance of the NYSE Arca Gold Miners Index during the term of the Notes.

♦

Risks associated with the gold and silver mining industries — All or substantially all of the equity securities held by the underlying equity are issued by gold or silver mining companies. Because the Notes are linked to the performance of the underlying equity, an investment in these Notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

♦

Relationship to gold bullion — The underlying equity measures the performance of shares of gold and silver mining companies and not gold bullion. The underlying equity may under- or over-perform gold bullion over the short-term or the long-term.

♦

There may be little or no secondary market for the Notes — The offering of the Notes will not be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦

Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the observation period and you will not participate in such appreciation.

♦

Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity and the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

♦

Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential UBS impact on market price of underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.

♦

Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.

♦

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.

♦

Industry concentration — The common stocks and American depositary receipts included in the underlying equity are concentrated in a single sector, gold mining. Investment in the Notes will increase your portfolio’s exposure to fluctuations in the gold mining sector.

♦

Limited operating history — The underlying equity has a limited operating history, having commenced on May 22, 2006. Although the shares of the underlying equity are listed for trading, there is no assurance that an active trading market will continue for the shares of the underlying equity or that there will be liquidity in the trading market, which could have a negative affect on the market value of shares (if any) that you could receive at maturity.

♦

Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying equity that may be delivered for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying equity that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor about your tax situation.

 Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following;

Term:	6 months
Principal amount:	$1,000 per Note
Coupon rate per annum*:	10.25% (or $8.54 per period)
Initial price of the underlying equity:	$40 per share
Trigger price:	$32 (80% of the initial price)
Share Delivery Amount:	25 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity**:	0.5%

*	Coupon payments will be paid monthly in arrears in six installments during the term of the Notes on an unadjusted basis.

**	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Scenario #1: The closing price of the underlying equity never falls below the trigger price of $32 during the observation period.

Since the closing price of the underlying equity did not fall below the trigger price of $32 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) is less than 5.13%.

If the closing price of the underlying equity on the final valuation date is $40 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$1,051.25
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $44 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$1,051.25
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is 10.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $34 (a decline of 15%):

Payment at Maturity:	$1,000
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$1,051.25
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is a loss of 14.5% (including dividends).

Scenario #2: The closing price of the underlying equity falls below the trigger price of $32 during the observation period.

When the closing price of the underlying equity falls below the trigger price of $32 on one or more trading days during the observation period and the closing price of the underlying equity on the final valuation date is (i) less than the initial price, you will receive at maturity the share delivery amount for every Note that you hold or (ii) is equal to or greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold.

If the closing price of the underlying equity on the final valuation date is $18 (a decline of 55%):

Value of shares received as of the final valuation date:	$450
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$501.25
Total Return on the Notes:	-49.88%

In this example, the total return on the Notes (measured as of the final valuation date) is a loss of 49.88% while the total return on the underlying equity is a loss of 54.5% (including dividends and measured as of the final valuation date). Please note that this example does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

If the closing price of the underlying equity on the final valuation date is $40 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$1,051.25
Total Return on the Notes:	5.13%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was equal to the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 5.13% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $44 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$51.25	($8.54 x 6 = $51.25)

Total:	$1,051.25
Total Return on the Notes:	5.13%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 5.13% while the total return on the underlying equity is 10.5% (including dividends).

 Hypothetical Return Table of Notes at Maturity

The table below is based on the following assumptions:

Term:	6 months
Principal amount:	$1,000 per Note
Coupon rate per annum*:	10.25% (or $8.54 per period)
Initial price of the underlying equity:	$40 per share
Trigger price:	$32 (80% of the initial price)
Share Delivery Amount:	25 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity**:	0.5%

*	Coupon payment will be paid monthly in arrears in six installments during the term of the Notes on an unadjusted basis.

**	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Underlying Equity			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Equity Price(3)	Equity Price Return(4)	Total Return on Equity(5)	Cumulative Payment on the Notes	Total Return on the Notes(6)	Cumulative Payment on the Notes(7)	Total Return on the Notes
$60.00	50%	50.5%	$1,051.25	5.13%	$1,051.25	5.13%
$58.00	45%	45.5%	$1,051.25	5.13%	$1,051.25	5.13%
$56.00	40%	40.5%	$1,051.25	5.13%	$1,051.25	5.13%
$54.00	35%	35.5%	$1,051.25	5.13%	$1,051.25	5.13%
$52.00	30%	30.5%	$1,051.25	5.13%	$1,051.25	5.13%
$50.00	25%	25.5%	$1,051.25	5.13%	$1,051.25	5.13%
$48.00	20%	20.5%	$1,051.25	5.13%	$1,051.25	5.13%
$46.00	15%	15.5%	$1,051.25	5.13%	$1,051.25	5.13%
$44.00	10%	10.5%	$1,051.25	5.13%	$1,051.25	5.13%
$42.00	5%	5.5%	$1,051.25	5.13%	$1,051.25	5.13%
$40.00	0%	0.5%	$1,051.25	5.13%	$1,051.25	5.13%
$38.00	-5%	-4.5%	$1,051.25	5.13%	$1,001.25	0.13%
$36.00	-10%	-9.5%	$1,051.25	5.13%	$951.25	-4.88%
$34.00	-15%	-14.5%	$1,051.25	5.13%	$901.25	-9.88%
$32.00	-20%	-19.5%	$1,051.25	5.13%	$851.25	-14.88%
$30.00	-25%	-24.5%	n/a	n/a	$801.25	-19.88%
$28.00	-30%	-29.5%	n/a	n/a	$751.25	-24.88%
$26.00	-35%	-34.5%	n/a	n/a	$701.25	-29.88%
$24.00	-40%	-39.5%	n/a	n/a	$651.25	-34.88%
$22.00	-45%	-44.5%	n/a	n/a	$601.25	-39.88%
$20.00	-50%	-49.5%	n/a	n/a	$551.25	-44.88%
$18.00	-55%	-54.5%	n/a	n/a	$501.25	-49.88%
$16.00	-60%	-59.5%	n/a	n/a	$451.25	-54.88%
$14.00	-65%	-64.5%	n/a	n/a	$401.25	-59.88%
$12.00	-70%	-69.5%	n/a	n/a	$351.25	-64.88%
(1)	A trigger event does not occur if the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period.

(2)	A trigger event occurs if the closing price of the underlying equity falls below the trigger price on at least one trading day during the observation period.

(3)	The final equity price is the closing price of the underlying equity as of the final valuation date.
(4)	The equity price return range is provided for illustrative purposes only. The actual equity price return may be below -70% and you therefore may lose up to 100% of your principal amount.

(5)	The total return on equity includes a 0.5% cash dividend payment.

(6)	The total return on the Notes includes coupon payments.

(7)	If the closing price of the underlying equity on the final valuation date is less than the initial price, payment at maturity will consist, in part, of shares of the underlying equity. The market price of any shares of the underlying equity that you receive on the maturity date may be higher or lower than the closing price of such shares on the final valuation date. Please note that this hypothetical return table does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

 Information about each Underlying Equity

All disclosures contained in this pricing supplement regarding the underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying equity contained in this pricing supplement. You should make your own investigation into the underlying equity.

Included on the following pages is a brief description of the underlying equity issuer of the underlying equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, and 2009, where available. Partial data is provided for the first calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The shares of the underlying equity are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the underlying equity issuer with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the underlying equity issuer under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

 Market Vectors Gold Miners ETF®

We have derived all information contained in this pricing supplement regarding the underlying equity and the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust, Van Eck Securities Corporation, and Van Eck Associates Corporation (‘‘Van Eck’’). We make no representations or warranty as to the accuracy or completeness of the information derived from public sources.

The Market Vectors Gold Miners ETF® (the ‘‘underlying equity’’) is an investment portfolio maintained and managed by Market Vectors ETF Trust (the ‘‘Trust’’) and advised by Van Eck Associates Corporation. The Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the underlying equity. The underlying equity is an exchange traded fund that trades on the NYSE Arca under the ticker symbol ‘‘GDX.’’

The underlying equity seeks to replicate as closely as possible the performance of the NYSE Arca Gold Miners Index (the ‘‘Index’’) by investing in a portfolio of securities that generally replicates the Index.

The Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and American depository receipts (ADRs) of publicly traded companies involved primarily in mining for gold. The Index includes common stocks and ADRs of selected companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months. The underlying equity is passively managed and may not hold each Index component in the same weighting as the Index.

Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-123257 and 811-10325, respectively, or CIK code 0001137360 through the SEC’s website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement or any accompanying prospectus.

The payment you receive at maturity on the Notes will be based on the value of the shares of the underlying equity.

Because you may receive shares of the underlying equity as the payment due to you at the maturity of the Notes, in making your decision to invest in the Notes you should review the prospectus related to the underlying equity, dated May 1, 2009 (‘‘the GDX Prospectus’’) attached to this pricing supplement as Annex A. In making your decision to invest in the Notes you should pay particular attention to the section of the GDX Prospectus entitled ‘‘Market Vectors Gold Miners ETF — Principal Risks of Investing in the Fund.’’

Historical Information

The following table sets forth the quarterly high and low closing prices for the underlying equity, based on daily closing prices on the NYSE Arca, as reported by Bloomberg. The underlying equity’s closing price on March 12, 2010 was $44.99.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
5/22/2006		6/30/2006		$39.14	$32.25	$38.70
7/3/2006		9/29/2006		$42.10	$33.46	$35.65
10/2/2006		12/29/2006		$42.12	$33.77	$39.91
1/3/2007		3/30/2007		$42.28	$36.67	$39.42
4/2/2007		6/29/2007		$42.74	$37.03	$37.89
7/2/2007		9/28/2007		$45.80	$34.65	$45.10
10/1/2007		12/31/2007		$52.48	$42.64	$45.85
1/2/2008		3/31/2008		$56.29	$46.42	$47.75
4/1/2008		6/30/2008		$51.40	$42.38	$48.52
7/1/2008		9/30/2008		$50.84	$27.95	$34.08
10/1/2008		12/31/2008		$33.96	$16.38	$33.88
1/2/2009		3/31/2009		$38.48	$28.13	$36.79
4/1/2009		6/30/2009		$44.44	$30.87	$37.67
7/1/2009		9/30/2009		$47.88	$35.05	$45.18
10/1/2009		12/31/2009		$54.65	$41.77	$46.21
1/4/2010	*	3/12/2010	*	$50.17	$40.22	$44.99
*	As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through March 12, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of the underlying equity from May 31, 2006 through March 12, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $35.99, equal to 80% of the closing price on March 12, 2010. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009 (unaudited)	CHF	USD
	(in millions)

Debt
Debt issued(1)	230,526	222,648

Total Debt	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ equity	41,013	39,612

Total capitalization	279,159	269,620

(1)	Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities.

(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

 Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

 Annex

The following supplements the discussion under “Supplemental U.S. Tax Considerations” in this pricing supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon Rate per Annum” is provided with respect to each offering on page 1 of this pricing supplement.

“Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon Rate per Annum).

“Option Sale Amount” is equal to Sale Price – Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:

♦	Aggregate Option Premium Received x Quantity at Maturity; or

2)	No tax event. If you receive shares of the applicable underlying equity, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:

♦	(Initial Price — Aggregate Option Premium Received) x Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying equity, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:

♦	Accrued Coupon at Sale x (Debt Component per Annum/Coupon Rate per Annum) x Quantity Sold.

2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:

♦	(Debt Sale Amount - Initial Price) x Quantity Sold;

and in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale x (Put Option Component per Annum/Coupon Rate per Annum))) x Quantity Sold; plus

♦	Aggregate Coupons Received x (Put Option Component per Annum/Coupon Rate per Annum) x Quantity Sold.